

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2020

Glenn Laken
Chief Executive Officer
CMG Holdings Group, Inc.
2130 North Lincoln Park West 8N
Chicago, IL 60614

>   **Re: CMG Holdings Group, Inc.**
>   **Amendment No. 2 to Registration Statement on Form 10**
>   **Filed on June 12, 2020**
>   **File No. 000-51770**

Dear Mr. Laken:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form 10

General

1.   We note your response to prior comment 2. Please provide disclosure in the registration statement indicating that you are unable to confirm that you complied with applicable tender offer rules. Your disclosure should note that, as a consequence, you may be subject to enforcement action by the SEC or state regulators and potentially private litigation. In addition, please disclose that if action is taken against you, the likelihood of its success, or the amount of any damages that might be awarded, would be difficult to predict and such action may also result in injunctive or monetary penalties, which could have a material adverse effect on your business and results of operations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.

 Sincerely,

 Division of Corporation Finance
 Office of Trade & Services

cc: Ben Borgers